140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Doha	Orange County
	Dubai	Paris
May 1, 2009	Frankfurt	Rome
	Hamburg	San Diego
VIA EDGAR	Hong Kong	San Francisco
	London	Shanghai
Securities and Exchange Commission	Los Angeles	Silicon Valley
Mail Stop 3561	Madrid	Singapore
100 F Street, N.E.	Milan	Tokyo
Washington, D.C. 20549	Moscow	Washington, D.C.

Attention:	H. Christopher Owings, Assistant Director
Ramin Olson, Attorney-Advisor
Mara Ransom, Legal Branch Chief
James Allegretto, Senior Assistant Chief Accountant
Sarah Rottman, Assistant Chief Accountant

Re:	OpenTable, Inc.
Registration Statement on Form S-1 (Registration No. 333-157034)

Ladies and Gentlemen:

On behalf of OpenTable, Inc. (the “Company”), please find enclosed the supplemental documentation referenced in the Company’s response letter filed in connection with the above-referenced filing.  The enclosed documentation includes:

•                  Support for the Company’s statement that it has gained experience from seating approximately 100 million diners.

•                  Support for the Company’s belief that the total number of reservations, including reservations by phone, seated by its restaurant customers has decreased approximately 10% to 15% for the fourth quarter of 2008 from the same period in 2007.

If you have any questions or comments with regard to these materials, please do not hesitate to contact me by telephone at (650) 463-3067.

Very truly yours,

/s/ Patrick A. Pohlen
Patrick A. Pohlen
of LATHAM & WATKINS LLP

Enclosures

cc:	Jeffrey D. Jordan, OpenTable, Inc.
Matthew Roberts, OpenTable, Inc.
Kathleen M. Wells, Esq., Latham & Watkins LLP
Connie Y. Chen, Esq., Latham & Watkins LLP

Estimate of the Number of Diners Seated Historically through OpenTable

The data regarding the approximately 100 million diners seated was gathered directly from ERBs at OpenTable’s restaurant customers. Below is a summary of this information by year.

	2002	2003	2004	2005	2006	2007	2008	Q1 2009	Total
Seated Diners per Year	990,866	2,202,120	4,574,300	8,331,623	15,255,119	24,858,473	34,178,065	10,108,507	100,499,073

Estimate of a 10-15% Decrease in our Restaurants Q408 Reservations including phone reservations when compared to Q407

Information on the number of seated reservations at our restaurant customers is collected and summarized on a monthly basis. In order to understand the impact of current economic conditions on our restaurant customers, we evaluated the same set of customers’ reservation activity in the fourth quarter of 2008 compared with the fourth quarter of 2007. The decline was 13%.